UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 8, 2015

American Realty Capital Global Trust, Inc.

(Exact Name of Registrant as Specified in Charter)

Maryland	000-55202	45-2771978
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

405 Park Avenue, 14th Floor New York, New York 10022
(Address, including zip code, of Principal Executive Offices) Registrant's telephone number, including area code: (212) 415-6500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☑ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

See Item 8.01 below, which is incorporated by reference herein.

Item 8.01. Other Events

Listing on NYSE

As previously announced, American Realty Capital Global Trust, Inc. (the “Company”) intends to apply to list its common stock, par value $0.01 (“Common Stock”) on the New York Stock Exchange (“NYSE”) under the symbol “GNL” during the week commencing May 4, 2015 (the “Listing”). In connection with the Listing, the Company intends to file Articles of Amendment to change the Company’s name to “Global Net Lease, Inc.”

Completion of the Listing is subject to final approval by the NYSE. There can be no assurance that the Company’s shares of Common Stock will be listed on the NYSE.

Amended and Restated Incentive Restricted Share Plan

On April 8, 2015, the Board adopted an Amended and Restated Incentive Restricted Share Plan (the “A/R Restricted Share Plan”) that replaces in its entirety the Company’s Employee and Director Incentive Restricted Share Plan (the “Old Incentive Plan”). The A/R Restricted Share Plan amends the terms of the Old Incentive Plan as follows:

•	it increases the number of shares of Company capital stock, par value $0.01 per share (the “Capital Stock”), available for awards thereunder from 5% of the Company’s outstanding shares of Capital Stock on a fully diluted basis at any time, to 10% of the Company’s outstanding shares of Capital Stock on a fully diluted basis at any time;

•	it removes the fixed amount of shares that were automatically granted to the Company’s independent directors; and

•	it adds restricted stock units (including dividend equivalent rights thereon) as a permitted form of award.

The description of the A/R Restricted Share Plan in this Current Report on Form 8-K is a summary and is qualified in its entirety by the terms of the A/R Restricted Share Plan attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Multi-Year Outperformance Plan Agreement

The Board has approved the general terms of a Multi-Year Outperformance Agreement (the “OPP”) to be entered into with the Company, the American Realty Capital Global Operating Partnership, L.P. (the “Operating Partnership”), and the Advisor, in connection with the Listing.

Under the OPP, Advisor will be issued LTIP units in the Operating Partnership with a maximum award value equal to 5% of the Company’s market capitalization (the “OPP Cap”) on the date of Listing (the “Effective Date”). The LTIP units will be structured as profits interests in the Operating Partnership. The Advisor will be eligible to earn a number of LTIP units with a value equal to a portion of the OPP Cap based on the Company’s achieving certain levels of total return to its stockholders (“Total Return”) on both an absolute basis and a relative basis measured against a peer group of companies, as set forth below, for a three-year period commencing on the Effective Date (the “Performance Period”). In addition, Advisor may “lock-in” a portion of the OPP Cap based on the attainment of pro-rata performance hurdles, as set forth below, during each 12-month period in the Performance Period (each such period, an “One Year Period” and during the initial 24-month period of the Performance Period (the “Two-Year Period”). Each of the relevant performance periods will be evaluated separately based on performance through the end of the relevant performance period.

	Three-Year Period	Each One- Year Period	Two-Year Period
Absolute Component: 4% of any excess Total Return attained above an absolute total stockholder return hurdle measured from the beginning of such period as follows:	21%	7%	14%
Relative Component: 4% of any excess Total Return attained above the Total Return for the performance period of the Peer Group*, subject to a ratable sliding scale factor as follows based on achieving cumulative Total Return measured from the beginning of the period:
100% of the Relative Component will be earned if cumulative Total Return achieved is at least:	18%	6%	12%
50% of the Relative Component will be earned if cumulative Total Return achieved is:	0%	0%	0%
0% of the Relative Component will be earned if cumulative Total Return achieved is less than:	0%	0%	0%
a percentage from 50% to 100% of the Relative Component calculated by linear interpolation will be earned if the cumulative Total Return achieved is between:	0% – 18%	0% – 6%	0% – 12%

*The “Peer Group” is comprised of Chambers Street Properties, Gramercy Property Trust Inc., Lexington Realty Trust, Select Income REIT, and W.P. Carey Inc.

The maximum “lock-in” amount for any given One-Year Period is 25% of the OPP Cap. The maximum “lock-in” amount for the Two-Year Period is 60% of the OPP Cap. Accordingly, any “lock-in” amount for the Two-Year Period may supersede and negate any awards for the first two One-Year Periods. Any LTIP Units that are unearned at the end of the Performance Period will be forfeited.

Subject to Advisor’s continued service through each vesting date, one third of any earned LTIP units will vest on each of the third, fourth and fifth anniversaries of the Effective Date. Any earned and vested LTIP Units may be converted into OP Units of the Operating Partnership in accordance with the terms and conditions of the partnership agreement of the Operating Partnership.

The OPP provides for early calculation of LTIP Units earned and for the accelerated vesting of any earned LTIP Units in the event Advisor is terminated by the Company or in the event the Company incurs a change in control, in either case prior to the end of the Performance Period. The OPP also provides for accelerated vesting of earned LTIP Units in the event Advisor is terminated or in the event of a change in control of the Company on or following the end of the Performance Period.

The description of the OPP in this Current Report on Form 8-K is a summary and is qualified in its entirety by the terms of the executed OPP, a copy of which will be filed as an exhibit to the Company’s Current Report on Form 8-K filed in connection with its execution.

Appointment of Sue Perrotty as Audit Committee Chair

On April 8, 2015, the Board appointed P. Sue Perrotty, currently non-executive chair and member of the audit committee of the Company, to serve as the Company’s audit committee chair. The Board has determined that Ms. Perrotty qualifies as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K. Ms. Perrotty replaces Abby Wenzel as the Company’s audit committee chair. Ms. Wenzel continues to serve as a member of the Board.

Establishment of Compensation Committee and Nominating and Corporate Governance Committee

On April 8, 2015, in anticipation of the Listing, the Board established a compensation committee and a nominating and corporate governance committee, both of which are composed of the independent directors of the Board. The Board appointed Mr. Perrotty to serve as the Company’s nominating and corporate governance committee chair and compensation committee chair.

Press Release

On April 8, 2015, the Company” issued a press release, a copy of which is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated by reference herein.

The statements in this Current Report on Form 8-K include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “strives,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements, including as a result of those factors set forth in the Risk Factors section of the Company’s most recent annual report on Form 10-K. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

Item 9.01. Financial Statements and Exhibits.

(d)           Exhibits

Exhibit No.	Description
10.1	Amended and Restated Incentive Restricted Share Plan
99.1	Press release dated April 8, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

American Realty Capital Global Trust, Inc.

Date: April 8, 2015	By:	/s/ Scott J. Bowman
Scott J. Bowman
Chief Executive Officer